(A development stage company)

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the six months ended February 28, 2010 and with the audited financial statements for the years ended August 31, 2009 and 2008 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of April 28, 2010 except as indicated.

Forward Looking Statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration.  The Company has varying interests in a number of mineral properties, mostly located in Nevada, where it is dominantly, but not exclusively, focused on the Cortez Trend.  The Company has leased 171 mining claims in Alaska (described below) and has signed an exclusive association agreement to conduct generative exploration in Colombia, including the Pavo Real application (described below).

The majority of the Company’s exploration projects in the United States are in Nevada with one project in Alaska.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse, Red Hill, Coal Canyon, BPV, CONO, HOG and TAZ projects located in Eureka County; the Big Blue project located in Lander County; the Iron Point, Neon, and PPM projects located in Humboldt County; and the Angel Wings project located in Elko County.  The Ester Dome project is located in the Fairbanks Mining District, approximately 5 mi (8 km) from Fairbanks, Alaska.  The Ester Dome project covers approximately 13.8 sq. mi (35.7 sq. km)

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The highlights of the Company’s activities in the three months ended February 28, 2010 and up to April 26, 2010 are as follows:

•

On December 2, 2009 the Company acquired a first right of refusal to examine and acquire any of ExpoGold Colombia S.A.’s 45 mining properties in Colombia including the Pavo Real property application;

•

On January 5, 2010 the Company executed a conditional letter of intent with Red Eagle Mining Corporation on the Pavo Real property application;

•

On January 26, 2010 the Company announced significant mineralization from the December 2009 drill program at Red Canyon;

•

On January 28, 2010 the Company executed an Acceptance Letter with Ramelius Resources Ltd. (“Ramelius”) whereby Ramelius may earn a joint venture interest in the Big Blue Project in south-central Lander County, Nevada, subject to Ramelius’ completion of their technical due diligence;

•

On February 28, 2010 the Company announced staking of 39 contiguous lode claims comprising the HOG property along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada situated approximately 600 meters northeast of our Red Canyon Project;

•

During March 2010, NuLegacy had a geophysical crew collecting data along eight CSAMT lines and one IP line at the Red Hill project;

•

On March 18, 2010 the Company closed a private placement raising gross proceeds of $3,696,220 from the sale of 5,686,492 units at a price of $0.65 per unit; and

•

White Bear Resources Inc. gave notice of termination of the joint venture agreement for Iron Point, thereby focusing their efforts on the Angel Wings property.  On April 20, 2010 the Company terminated its underlying Mining Lease Agreement dated June 3, 2005 on the MIP 1-28 group of unpatented mining claims.  There will be no further advance minimum royalty payments payable on the anniversary of this Lease, any further federal claim maintenance fees due and payable by Miranda on these claims.

Colombia Update:

On December 2, 2009 (modified December 17, 2009) the Company executed the Association Agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia II Ltd.; and the Colombian branch of Miranda Gold Colombia II Ltd.

Pursuant to the terms of the Association Agreement the Company issued 350,000 common shares of the Company to ExpoGold and will fund an annual exploration program of approximately US$600,000 in Colombia.   The Company has secured a 180-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold including the Pavo Real application.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

On January 5, 2010 the Company announced that it had signed a conditional Letter of Intent with Red Eagle Mining Corporation (“Red Eagle”), whereby Red Eagle may earn a joint venture interest in the Pavo Real Concession once the Pavo Real application has been approved and the Company has acquired it from ExpoGold.

Red Eagle can earn a 70% interest in the Pavo Real Concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding US$1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.

The Pavo Real Application is held by ExpoGold and is subject to the Association Agreement.  Within 30 days of the project application being granted as the Pavo Real Concession, Miranda has the right to acquire 100% of the Pavo Real Concession from ExpoGold (the “Pavo Real Option Agreement”) by making the following payment and, subject to regulatory approval, issuing shares of Miranda to ExpoGold:

•

US$20,000 plus 100,000 shares upon signing the Pavo Real Option Agreement;

•

US$20,000 plus 100,000 shares within six months from the execution of the Agreement; and

•

US$50,000 plus 100,000 shares at the first anniversary of the Agreement

To maintain the option, payments and issuance of shares increase incrementally each subsequent anniversary year of the Pavo Real Option Agreement.

Red Eagle will assume and be responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Real Option Agreement including reimbursement for all costs associated with maintaining the Pavo Real Concession.  Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver.  The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.

Red Eagle is focused on the exploration and development of gold and base metal projects in Latin America. Miranda is pleased to have secured an exploration funding partner to advance the first project acquired under the Colombian exploration agreement.

The Pavo Real project is currently in application stage and the Red Eagle Letter of Intent is contingent upon ExpoGold being granted the Pavo Real mining concession and ExpoGold entering into the Pavo Real Option Agreement with Miranda.  The Pavo Real License was signed on April 6th and is currently being registered in Registro Minero National.

Ongoing work in Colombia consists of laying the ground work for the Pavo Real project.  Current ongoing work consists of acquiring both high-resolution satellite imagery and base maps. Once the base data has been acquired for Pavo Real, Red Eagle will proceed with evaluating the property by using geophysical surveys, starting with a ground magnetic survey.  Results from the initial magnetic survey will aid in the development and design for a follow up mapping and geochemical soil/rock chip survey which began on April 12th and will be followed by a drilling program later in the year.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Red Canyon project

On January 26, 2010 the Company reported results from a three hole, 1,137 ft (346.6 m) core drilling program at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada. Miranda’s exploration funding partner, Montezuma Mines Inc. (“Montezuma”), a wholly owned subsidiary of CMQ Resources Inc., is the first company to test the project with core drilling in over two decades of historical exploration.

Drill holes MR09-05C and MR09-06C were designed to follow-up known gold mineralization at Red Canyon’s Ice prospect and as such are not new discovery holes.  MR09-05C intersected 119 ft of 0.152 oz Au/t (36.28 m of 5.25 g Au/t). This effort verified the results in KR-001, a reverse circulation hole which intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0 m of 4.012 g Au/t from 6.1 to 35.1 m), but with 30% higher grade and 25% greater thickness. MR09-06C intersected 60 ft of 0.10 oz Au/t (18.29 m of 3.43 g Au/t).  MR09-04C had no significant assays.  All drill results are summarized below and are based on a 0.010 oz Au/t (0.343 g Au/t) cutoff and represent drilled thicknesses.

To date, Montezuma’s drilling has been permitted through a Notice of Intent (NOI) with the Bureau of Land Management.  The NOI limits surface disturbance to a maximum of 5 acres (2 hectares).  Currently, Montezuma and Miranda geologists recognize eight unique target areas that require multiple phases of drilling.  To test these targets, Montezuma has initiated the permitting process for an Exploration Plan of Operations (POO).  When complete, the POO will allow for more than 5 acres (2 hectares) of surface disturbance and increased flexibility in drill testing a variety of targets across the property.

Big Blue project

On January 28, 2010 the Company announced it had signed an Acceptance Letter with Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) whereby Ramelius may earn a joint venture interest in the Big Blue Project in south-central Lander County, Nevada.

The Acceptance Letter was subject to Ramelius completing technical due diligence within 30 days.  The due diligence work is complete and a definitive Exploration with Option to Joint Venture Agreement is in the final stages of review.  Once the definitive option agreement is signed, Ramelius must spend US$4,000,000 over a five-year period to earn an initial 60% interest in the Big Blue project.  The first year’s commitment of US$250,000 is an obligation.  Required exploration expenditures increase in subsequent years.  To retain its 60% interest, Ramelius must then continue funding 100% of exploration costs to earn an additional 10% interest by completing a bankable feasibility study within eight years or by spending an additional $10,000,000 within 10 years.  On signing a definitive option agreement Ramelius must also make a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

Ramelius is an Australian based gold miner and active explorer, currently producing gold from its 100% owned high grade Wattle Dam underground gold mine near Kalgoorlie in Western Australian.

The Big Blue project covers 7 sq mi (18 sq km) and is located approximately 13 mi (21 km) north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the foot wall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.  A west-northwest structural corridor that extends through the central part of the project cuts upper- and lower-plate rocks.  Hydrothermal alteration, elevated Au-As-Hg-Sb values, and altered and gold-bearing dikes are located within the corridor. These geologic patterns are similar to those documented in the major sediment-hosted gold districts of northern Nevada.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Over 150 historic rock samples on the project define the Ox Corral Creek target, an anomalous area approximately 8000 ft (2440 m) long by 1200 ft (370 m) wide with values ranging from non-detectable to a high of 0.017 oz Au/t (0.590 g Au/t). A second anomaly extends over 2000 ft (610 m) by 1000 ft (300 m) and returns surface values ranging from non-detectable to a high of 1.65 oz Au/t (56.6 g Au/t).  This highest value is from a 3 ft (0.91 m) chip sample within fractured upper-plate argillite.

HOG project

On February 18, 2010, Miranda announced it had staked 39 contiguous claims that comprise the HOG Project approximately 1970 ft (600 m) northeast of its Red Canyon Project, Eureka County, Nevada.  Seventeen of these claims are within the Red Canyon Project area of interest, and will be included in the lease option agreement with Red Canyon Corporation, the underlying owner, and the exploration agreement with Montezuma Mines, Inc, a wholly owned subsidiary of CMQ Resources Inc., and Miranda’s exploration funding partner at Red Canyon.

The HOG property is 1.9 mi (3 km) east of US Gold’s Tonkin Springs gold deposits and bounded on the east and west by Bravo Ventures Group, Inc. (“Bravo”) claims comprising their Pete Hanson project. Bravo reports the presence of “auriferous lower plate carbonate rocks and jasperoid” locally on the eastern and southern portions of their Pete Hanson Project with “grab samples of altered rock containing anomalous gold values of 0.3 to +3.0 g/t Au”. Similarly, Miranda has silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment. The Hog Project may be within the large gold system footprint of the Tonkin Springs, Red Canyon and the Pete Hanson projects.

Miranda plans to advance the project and identify targets by mapping and sampling the bedrock portion of the claims, and by fault and lineament projection into the pediment.

Iron Point and Angel Wings projects

On November 5, 2009, the second and final tranche of 100,000 common shares of White Bear Resources Inc. (“White Bear”) were received by the Company, in accordance with the terms of the exploration agreement, and credited the fair value of those shares ($10,000) to deferred mineral interests.

White Bear has given notice of termination of the joint venture agreement for Iron Point, thereby focusing their efforts on the Angel Wings property.  On April 20, 2010 the Company terminated its underlying Mining Lease Agreement dated June 3, 2005 on the MIP 1-28 group of unpatented mining claims.  There will be no further advance minimum royalty payments payable on the anniversary of this Lease, nor will there be any further federal claim maintenance fees due and payable by Miranda on these claims.

White Bear has informed Miranda of their intentions for an 18-hole, 7,000 ft (2,135 m) RC drill program at the Angel Wing project.  At surface, high-grade rock samples up to 2.7 oz Au/t (92.5g Au/t) occur in steeply dipping quartz-calcite-adularia "bonanza" veins within Triassic limestone.  The high-grade veins remain untested in a corridor measuring one mile (1.6 km) along strike, 1,200 ft (366 m) wide, and at depth. The 2010 drill program will include fences of inclined drill holes downdip from high-grade surface samples.

Red Hill project

In March 2010, NuLegacy Gold Corporation had a geophysical crew collecting data along eight CSAMT lines and one IP line at the Company’s Red Hill project.  The CSAMT lines are located north and south of BRH-013, a drill hole that intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1 m).  BRH-013 was a blind discovery based on a CSAMT anomaly identified by previous exploration funding partner Barrick Gold Exploration Inc.  Following interpretation of the geophysical results and geologic cross sections, a 5,000 ft (1,525 m) RC drill program is anticipated.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Results of Operations for the six months ended February 28, 2010 and 2009

The Company incurred a net loss of $1,340,891 in the six months ended February 28, 2010 (2009 - $899,200).

The more significant expenditure item increases period over period, include foreign exchange, professional fees (legal), property exploration costs, and transfer agent & regulatory fees.  These increases total $425,840 before accounting for changes in working capital balances.

Significant expenditure differences between the periods include:

•

Foreign exchange loss totaled $10,622 for the six months ended February 28, 2010 (2009 gain of $51,118).  During the six months ended February 28, 2010, the value of the Canadian dollar rose against the US dollar by nearly 3% giving rise to the modest loss for the 2010 period.  For the 2009 comparative period, the Canadian dollar fell by approximately 18% giving rise to the significant foreign exchange gain for the comparative period;

•

Professional fees were $141,309 for the six months ended February 28, 2010 (2009: $18,161) with the difference due to the establishment of several subsidiaries in preparation for project work in Colombia and the requisite negotiation of the agreements;

•

Property exploration costs (see Schedule 1 to the consolidated interim financial statements for details) in Nevada, Alaska, and Colombia during the six months ended February 28, 2010 of $350,381 were net of recoveries from funding partners of $152,502 (2009 - $147,423 net of $172,467).  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $6,153 in the six months ended February 28, 2010 (2009 - $11,477).  Expenses at Ester Dome ($56,867), Big Blue ($54,301), Colombia ($63,651) and general exploration ($144,003) contributed to this increase for 2010; and

•

Transfer agent, filing and regulatory fees of $66,222 for the six months ended February 28, 2010 (2009: $28,228) include costs for the IR-World marketing campaign ($21,100); three email campaigns ($3,800) one of which included Germany; and several news release translations of ($9,343).

In the six months ended February 28, 2010 the Company sold its remaining 100,000 common shares of Romarco Minerals Inc. for a gain of $94,844.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2009 for details regarding all the mineral leases and joint-venture agreements for each of the Company’s properties.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Feb 28 2010 $	Nov 30 2009 $	August 31 2009 $	May 31 2009 $	Feb 29 2009 $	Nov 30 2008 $	August 31 2008 $	May 31 2008 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(650,518)	(690,373)	(911,310)	(526,451)	(363,293)	(535,907)	(694,970)	(531,921)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint-venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2010 fiscal year with cash and cash equivalents of $9,687,616.   In the six months ended February 28, 2010 the Company expended $1,167,681 on operating activities; received $42,460 on investing activities; and received $3,368,170 on financing activities to end on February 28, 2010 with $11,930,565 in cash and cash equivalents.  The cash equivalent component is $8,350,000 and is invested in term investment certificates and guaranteed investment certificates all guaranteed by their respective issuers.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

At April 28, 2010 (TSX-V close $0.58) the Company had “in the money” stock options of 2,202,000 (564,250 of these have not vested) with the balance of 2,095,000 stock options “out-of-the-money”.  There are 5,786,492 share purchase warrants outstanding: 100,000 of these at an exercise price of $0.50 expiring December 9, 2011 and 5,686,492 at an exercise price of $1.00 expiring March 18, 2012.  Additional cash would be raised as stock option and share purchase warrant holders choose to exercise these instruments.

Private Placement

On March 18, 2010 the Company closed a non-brokered private placement with aggregate gross proceeds of $3,696,220 from the sale of 5,686,492 units (the “Units”) at a price of $0.65 per Unit.  At February 28, 2010 the Company had received $3,340,670 of these proceeds which were recorded as share subscriptions in the financial statements, as the private placement had not closed at the balance sheet date.

Each of the above-noted Units is comprised of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder thereof to purchase one additional common share for a price of $1.00 until March 18, 2012.  The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to July 19, 2010 will be restricted from trading until July 19, 2010.

The Company paid finder’s fees to persons who introduced it to investors of $13,091 cash and 180,950 common shares.

Presently, the Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Six months ended February 28, 2010	Six months ended February 28, 2009
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services. Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, filing fees, postage and courier.	$ 48,300 $ 10,796	$ 48,300 $ 4,289

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Adoption of new Accounting Standards

Goodwill and intangible assets - Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”.  It establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Amendment to financial instruments – disclosures - CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 -

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 -

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 -

Inputs that are not based on observable market data.

See Note 3 to the Financial Statements for relevant disclosures.

Future Canadian Accounting Standards

Business combinations, non-controlling interest and consolidated financial statements - In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of financial statements.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning September 1, 2010.  Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities.  EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

International financial reporting standards (“IFRS”) - The Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date for the Company of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

Due to the size of the Company, the convergence to IFRS is being led by the Company’s Chief Financial Officer, a Certified General Accountant, who along with other members of the finance group will design and execute the conversion project and will report to the Audit Committee on the progress accomplished.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Item 1 - Accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impacts on the Company’s financial statements has been completed on a high-level basis and is discussed below.

The Company must investigate accounting and reporting for foreign exchange treatment under IFRS to determine if there is a difference between Canadian GAAP and IFRS.

The Company will next complete an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet if any, and identifying business processes and resources that may require modification as a result of these changes.

Property, Plant and Equipment (“PP&E”)

Canadian GAAP does not permit the revaluation of PP&E.  Historical cost is used.  IFRS permits the revaluation of PP&E but does not require it.  Depreciation is calculated by individual asset for IFRS and this is the method currently used by the Company.

No difference between Canadian GAAP and IFRS.

 Mineral interests

Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed as incurred or capitalized.  IFRS allows the same treatment as Canada however the exploration costs must be classified as either tangible or intangible assets, according to their nature.

The Company’s policy is to capitalize acquisition costs and to expense exploration costs.

No difference between Canadian GAAP and IFRS.

Stock based compensation

Canadian GAAP allows graded or straight-line recognition of the fair value of stock option grants as the options vest.  IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement.  Under IFRS, forfeitures that occur during the vesting period adjust the stock-based compensation whereas under Canadian GAAP forfeitures are recorded as they occur.

The Company’s stock option grants have had vesting terms and, while the Company has followed graded vesting, it has not calculated fair values at each vesting tranche separately, therefore, there will be a difference between Canadian GAAP and IFRS.

Item 2 - Information technology and data systems

The accounting processes of the Company are relatively simple and no major challenges are expected at this point to operate the accounting system under IFRS.

The Company generated its accounting under Canadian GAAP in 2010, and it has tentatively determined that there are no significant difference for the accounting under IFRS and the comparative financial statements under Canadian GAAP.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

Item 3 - Internal control over financial reporting

Since the Company is on Tier 2 of the TSX Venture Exchange management does not make representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109.

Management is responsible for ensuring that processes are in place to provide them with sufficient knowledge to support their certification of the financial statements and MD&A, more specifically assessing that the filings are exempt from misrepresentations and are presenting fairly the results of the Company.  Management will ensure that once the convergence is completed it will be in a position to continue to certify the Company’s filings.

The audit committee of the Company reviews the financial reporting and control matters and recommends approval of the annual financial statements and MD&A to the board of directors who are then responsible for approving the filings.

Item 4 - Disclosure controls and procedures, including investor relations and external communications plans

The Company will update its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS.  At this time no changes have been discovered as being necessary.

The Company will continue to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.

Item 5 - Financial reporting expertise, including training requirements

The Chief Financial Officer and the Controller of the Company have participated in ongoing training sessions provided by external advisors.  The Controller attended a two day workshop sponsored by PriceWaterhouse Coopers that compared Canadian GAAP to IFRS for a mineral exploration company.  Training and research are ongoing and the development of standards issued by the International Accounting Standards Boards are monitored and evaluated for any impact on the Company.

Item 6 - Business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements

The Company does not expect the convergence to IFRS will have a significant impact on its risk management or other business activities.

Currently there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the convergence to IFRS.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, interest receivable, GST receivable, marketable securities, advances receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2010

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate significantly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome.  Exploration activities seldom result in the discovery of a commercially viable mineral resource.  Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the six months ended February 28, 2010.

Outstanding Share Data as at April 28, 2010

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – February 28, 2010	45,312,010	100,000	4,297,000
Shares issued – Private Placement	5,686,492	5,686,492	-
Shares issued – Finders Fees	180,950	-	-

Balance – April 28, 2010	51,179,452	5,786,492	4,297,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Page | 13 of 13

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2010

(Unaudited)

Notice to Reader

These interim consolidated financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

ASSETS

Current
Cash and cash equivalents	$11,930,565	$9,687,616
Amounts receivable	6,395	18,769
Interest receivable	4,261	129,130
GST receivable	5,203	2,819
Marketable securities (Note 4)	72,891	141,425
Advances and prepaid expenses	54,803	71,398
	12,074,118	10,051,157

Equipment (Note 5)	124,371	127,025
Mineral interests (Note 6)	459,815	188,872
	$12,658,304	$10,367,054

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$100,379	$93,058

Shareholders' equity

Share capital (Note 7)	22,965,875	22,718,993
Share subscriptions (Note 10)	3,340,670	-
Contributed surplus (Note 7)	6,310,362	5,064,856
Warrants (Note 7)	27,113	1,168,817
Accumulated other comprehensive income	32,891	99,425
Deficit	(20,118,986)	(18,778,095)
	12,557,925	10,273,996
	$12,658,304	$10,367,054
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 10)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

Three Months Ended February 28		Six Months Ended February 28
2010	2009	2010	2009
(unaudited)	(unaudited)	(unaudited)	(unaudited)

$9,909	$13,046	$19,708	$31,987
32,882	34,362	65,187	73,681
6,283	10,699	12,661	10,699
5,622	(16,585)	10,622	(51,118)
10,013	9,738	19,501	18,692
26,103	42,735	108,820	128,935
(617)	(3,020)	(6,153)	(11,477)
-	(238,837)	-	(238,837)
58,221	39,535	107,301	77,662
50,018	10,617	141,309	18,161
148,960	18,050	350,381	147,423
43,109	252,356	89,571	352,289
45,488	51,888	101,718	106,178
34,579	19,670	66,222	28,228
191,426	197,037	374,251	383,081
661,996	441,291	1,461,099	1,075,584
(661,996)	(441,291)	(1,461,099)	(1,075,584)
11,478	50,849	25,364	119,606
-	(31,132)	-	(57,057)
-	47,471	-	103,025
-	10,810	94,844	10,810
(650,518)	(363,293)	(1,340,891)	(899,200)
23,613	33,441	16,466	1,918
$(626,905)	$(329,852)	$(1,324,425)	$(897,282)
$(0.01)	$(0.01)	$(0.03)	$(0.02)
45,295,999	44,892,010	45,092,590	44,892,010

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided from (used for):

Operating activities
Net loss for period	$(650,518)	$(363,293)	$(1,340,891)	$(899,200)
Amortization	9,909	13,046	19,708	31,987
Accrued interest income	31,694	(35,716)	124,869	142,240
Write-off of mineral interests	-	31,132	-	57,057
Stock based compensation	43,109	252,356	89,571	352,289
Unrealized gain on cash and cash equivalents	-	47,471	-	103,025
Gain on sale of marketable securities	-	(10,810)	(94,844)	(10,810)
	(565,806)	(65,814)	(1,201,587)	(223,412)
Change in non-cash working capital items:
Amounts receivable	9,734	92,834	12,374	(39,825)
GST receivable	(1,511)	29,702	(2,384)	25,686
Advances and prepaid expenses	(3,712)	8,618	16,595	15,676
Accounts payable and accrued liabilities	(17,553)	(87,959)	7,321	(107,887)
	(578,848)	(22,619)	(1,167,681)	(329,762)

Investing activities
Proceeds from sale of marketable securities	-	32,810	116,844	32,810
Mineral interest option recoveries	-	-	11,719	-
Equipment purchases	(11,095)	(31,977)	(17,054)	(37,265)
Mineral interest acquisitions	(18,622)	-	(69,049)	-
	(29,717)	833	42,460	(4,455)

Financing activities
Shares issued	27,500	-	27,500	-
Share subscriptions (Note 10)	3,340,670	-	3,340,670	-
	3,368,170	-	3,368,170	-

Unrealized gain on cash and cash equivalents	-	(47,471)	-	(103,025)

Increase (decrease) in cash and cash equivalents	2,759,605	(69,257)	2,242,949	(437,242)

Cash and cash equivalents, beginning of period	9,170,960	10,904,480	9,687,616	11,272,465

Cash and cash equivalents, end of period	$11,930,565	$10,835,223	$11,930,565	$10,835,223

Cash and cash equivalents is comprised of:
Cash	$3,580,565	$523,585	$3,580,565	$523,585
Short-term deposits	8,350,000	10,311,638	8,350,000	10,311,638
	$11,930,565	$10,835,223	$11,930,565	$10,835,223

Supplementary disclosure with respect to non-cash financing and investing:

Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$27,113	$-	$27,113	$-
Fair value of shares issued for mineral interests	206,500	-	206,500	-
Fair value of shares received for mineral interests	-		(20,000)
Fair value of options exercised	8,576	-	8,576	-
Fair value of warrants exercised	4,306		4,306

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2006	36,266,510	$ 15,528,015	$ 1,687,785	$ -	$ -	$ (10,239,153)	$ 6,976,647
Adjustment for adoption of accounting policy (Note 2 (e))	-	-	-	-	-	(89,716)	(89,716)
Balance, August 31, 2006, as restated	36,266,510	15,528,015	1,687,785	-	-	(10,328,869)	6,886,931
Share issues:
Exercise of warrants	2,494,500	2,371,725	(12,300)	-	-	-	2,359,425
Exercise of stock options	798,750	689,570	(275,157)	-	-	-	414,413
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	17,575	-	-	-	17,575
Stock based compensation	-	-	1,583,901	-	-	-	1,583,901
Net loss for the year	-	-	-	-	-	(3,064,083)	(3,064,083)
Balance, August 31, 2007	39,559,760	18,589,310	3,001,804	-	-	(13,392,952)	8,198,162
Adjustment for adoption of accounting policy (Note 2 (e))	-	-	-	-	60,310	-	60,310
Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	-	62,629	-	-	266,175
Share issue costs	-	(325,647)	-	-	-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)	-	-	-	640,438
Exercise of stock options	55,000	14,850	-	-	-	-	14,850
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,540,880	-	-	-	1,540,880
Net loss for the year	-	-	-	-	-	(3,048,182)	(3,048,182)
Unrealized loss on marketable securities	-	-	-	-	(30,824)	-	(30,824)
Balance, August 31, 2008	44,892,010	22,718,993	4,527,306	1,168,817	29,486	(16,441,134)	12,003,468
Stock based compensation	-	-	537,550	-	-	-	537,550
Net loss for the year	-	-	-	-	-	(2,336,961)	(2,336,961)
Realized gain on marketable securities	-	-	-	-	(500)	-	(500)
Increase in unrealized holding gains on marketable securities	-	-	-	-	70,439	-	70,439
Balance, August 31, 2009	44,892,010	$ 22,718,993	$ 5,064,856	$ 1,168,817	$ 99,425	$ (18,778,095)	$ 10,273,996

Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Stock based compensation	-	-	89,571	-	-	-	89,571
Increase in unrealized holding gains on marketable securities	-	-	-	-	20,216	-	20,216
Realized gain on marketable securities	-	-	-	-	(86,750)	-	(86,750)
Exercise of stock options	55,000	27,826	(8,576)	-	-	-	19,250
Exercise of share purchase warrants	15,000	12,556		(4,306)	-	-	8,250
Fair value of share purchase warrants issued pursuant to a mineral interest agreement	-	-	-	27,113	-	-	27,113
Fair value of shares issued pursuant to a mineral interest agreement	350,000	206,500	-	-	-	-	206,500
Share subscriptions received	-	3,340,670	-	-	-	-	3,340,670
Net loss for the period	-	-	-	-	-	(1,340,891)	(1,340,891)

Balance, February 28, 2010	45,312,010	$ 26,306,545	$ 6,310,362	$ 27,113	$ 32,891	$ (20,118,986)	$ 12,557,925

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

			Six month period ending February 28, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 53,738	$ (53,738)	$ -
Coal Canyon	85,182	(85,182)	-
FUSE	128	-	128
General exploration	17,174	-	17,174
Horse Mountain	3,131	-	3,131
Iron Point	2,554	(2,554)	-
PPM	-	-	-
Red Canyon	30,993	(30,993)	-
Red Hill	3,186	-	3,186
Redlich	22,956	-	22,956
	219,042	(172,467)	46,575

Mexico:
Property investigation costs	100,848	-	100,848

Property exploration costs	$ 319,890	$ (172,467)	$ 147,423

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at February 28, 2010, the Company had an accumulated deficit of $20,118,986 and working capital of $11,973,739.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2009 which may be found on www.sedar.com.

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting standards

b)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, interest receivable, GST receivable, marketable securities, advances receivable, and accounts payable and accrued liabilities.

The fair value of cash and cash equivalents is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of receivables, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts and cash equivalents. Bank accounts are with high credit quality financial institutions.  Cash equivalents comprise highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company’s cash is invested in business accounts which are available on demand.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest Rate Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The Company’s bank account earns interest income at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rates.

Exchange Risk

The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $18,900 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the Colombian Peso (“COP”) against the Canadian Dollar would result in an approximate $800 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP

Cash and cash equivalents	$ 193,341	6,944,000
Amounts receivable	-	-
Advances and prepaid expenses	16,716	7,505,005
Accounts payable and accrued liabilities	(30,470)	(3,237)
Net assets (liabilities)	$ 179,587	14,445,768

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

At February 28, 2010, the Company had the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accrued Interest Receivable	Fair Value
Term Deposits:
Bank of Montreal TD at 0.25%	February 18, 2011	$ 2,000,000	$ 137	$ 2,000,000
Guaranteed Investment Certificates:
Montreal Trust GIC at 0.55%	January 6, 2011	1,750,000	1,398	1,750,000
Advisor Advantage Trust GIC at 0.50%	January 6, 2011	2,600,000	1,888	2,600,000
Montreal Trust GIC at 0.50%	January 25, 2011	2,000,000	838	2,000,000

		$ 8,350,000	$ 4,261	$ 8,350,000

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

4.

MARKETABLE SECURITIES

At February 28, 2010, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Golden Aria Corp.	125,000	$ -	$ 32,891	$ 32,891
White Bear Resources Inc	400,000	40,000	-	40,000
		40,000	32,891	72,891
Non-public companies:
NuLegacy Gold Corporation	200,000	-	-	-
Queensgate Resources Corporation	300,000	-	-	-
		$ 40,000	$ 32,891	$ 72,891

The Company sold the final 100,000 common shares of Romarco Minerals Inc. (“Romarco”) during the three months ended November 30, 2009.  Prior to selling the shares the Company had recorded an unrealized gain of $86,750 this fiscal year to other comprehensive income (“OCI”) which was entirely offset on the sale of the investment for a realized gain of $94,844 in that quarter.

The Company recorded an unrealized gain of $27,613 on the 125,000 shares of Golden Aria Corp. in OCI in the period ended February 28, 2010.  The shares of Golden Aria Corp. were subject to a reverse split (consolidation) at September 25, 2009 which caused the Company’s holding to go from 250,000 shares to 125,000 on that date.

The Company recorded the fair value of the original 200,000 shares of White Bear that were held at August 31, 2009 at $0.10 being the price of an initial public offering that closed on November 10, 2009.  The additional 200,000 shares of White Bear received this period were also initially valued at $0.10 upon their receipt.  In the first quarter of this fiscal year, the Company recorded an unrealized gain of $4,000 on the 400,000 shares of White Bear to OCI (trading value of $0.11 per share) while in the second quarter of this fiscal year the Company recorded an unrealized loss of $4,000 on those same shares (trading value $0.10 per share).

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”) on the Red Hill property.  On October 5, 2009 the Company received 200,000 shares in NuLegacy, a private company, under the terms of this agreement.  These shares will be valued once NuLegacy completes their contemplated Initial Public Offering.

5.

EQUIPMENT

	February 28, 2010			August 31, 2009
	Cost	Accumulated amortization	Net Book Value	Net Book value

Computer equipment	$ 137,425	$ (95,597)	$ 41,828	$ 42,645
Furniture and fixtures	19,090	(10,272)	8,818	7,668
Field equipment	187,462	(113,737)	73,725	76,712
	$ 343,977	$ (219,606)	$ 124,371	$ 127,025

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

6.

MINERAL INTERESTS

	August 31, 2009	Additions	Recoveries	Write off of interest	February 28, 2010
Nevada:
Angel Wings	$ 50,734	$ -	$ (10,000)	$ -	$ 40,734
Big Blue	-	16,380	-	-	16,380
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
HOG	-	1,394	-	-	1,394
Iron Point	53,555	-	(10,000)	-	43,555
Neon	4,780	-	-	-	4,780
Red Hill	30,328	-	(11,719)	-	18,609
Redlich	15,500	-	-	-	15,500
TAZ	-	10,683	-	-	10,683
	188,872	28,457	(31,719)	-	185,610

Alaska:
Ester Dome	-	67,705	-	-	67,705

Colombia:
Association Agreement	-	206,500	-	-	206,500

Mineral interests	$ 188,872	$ 302,662	$ (31,719)	$ -	$ 459,815

Details on the Company’s mineral interests are found in Note 6 to the audited consolidated financial statements for the year ended August 31, 2009 and only material differences to those agreements are noted below:

a)

Angel Wings Property, Elko County, Nevada

On November 17, 2008 the Company loaned White Bear Resources Inc. US$22,500 by way of an unsecured non-interest bearing promissory note.  White Bear issued the Company 100,000 common shares on November 18, 2009 and repaid the principal amount of the loan of US$22,500 on December 1, 2009.  The fair value of the shares received ($10,000) was credited to deferred mineral interests by the Company.

b)

Big Blue Property, Lander County, Nevada

During the first two quarters of this fiscal year the Company staked additional claims at a total cost of $16,380.

On January 28, 2010 the Company announced it had signed an Acceptance Letter with Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) whereby Ramelius may earn a joint venture interest in the Big Blue Project in Nevada.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

6.

MINERAL INTERESTS (continued)

b)

Big Blue Property, Lander County, Nevada (continued)

The Acceptance Letter was subject to Ramelius completing technical due diligence within 30 days.  The due diligence work is complete and a definitive Exploration with Option to Joint Venture Agreement (“Option Agreement”) is in the final stages of review.  Once the Option Agreement is signed, Ramelius must spend US$4,000,000 over a five-year period to earn an initial 60% interest in the Big Blue project.  The first year’s commitment of US$250,000 is an obligation.  Required exploration expenditures increase in subsequent years.  To retain its 60% interest, Ramelius must then continue funding 100% of exploration costs to earn an additional 10% interest by completing a bankable feasibility study within eight years or by spending an additional $10,000,000 within 10 years.  On signing the Option Agreement, Ramelius must also make a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

c)

HOG Property, Eureka County, Nevada

On February 18, 2010, Miranda announced it had staked 39 contiguous claims, at a cost of $1,394, that comprise the HOG Project: approximately 1970 ft (600 m) northeast of its Red Canyon Project, in Eureka County, Nevada.  Seventeen of these claims are within the Red Canyon Project area of interest, and will be included in the lease option agreement with Red Canyon Corporation, the underlying owner, and the exploration agreement with Montezuma Mines, Inc, a wholly owned subsidiary of CMQ Resources Inc., and Miranda’s exploration funding partner at Red Canyon.

d)

Iron Point Property, Humboldt County, Nevada

On November 5, 2009, the second and final tranche of 100,000 common shares of White Bear Resources Inc. (“White Bear”) were received by the Company, in accordance with the terms of the exploration agreement, and credited the fair value of those shares ($10,000) to deferred mineral interests.

White Bear has given notice of termination of the joint venture agreement for Iron Point.  On April 20, 2010 the Company terminated its underlying Mining Lease Agreement dated June 3, 2005 on the MIP 1-28 group of unpatented mining claims.  There will be no further advance minimum royalty payments payable on the anniversary of this Lease, nor will there be any further federal claim maintenance fees due and payable by Miranda on these claims.  The Company will maintain the Iron Point claims that it holds directly.

e)

Red Hill Property, Eureka County, Nevada

On October 9, 2009, NuLegacy paid the Company $11,719 (US$11,000) upon the execution of the exploration with option to joint venture agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees.  This payment was credited against the Company’s deferred mineral property costs for the Red Hill Property.

f)

TAZ Property, Eureka County, Nevada

During December 2009 and again in January 2010, the Company staked new claims at a cost of $10,683.

g)

Ester Dome Property, Fairbanks Mining District, Alaska

On November 2, 2009, under the terms of the mining lease agreement, the Company paid Range Minerals Inc. (“Range”) an annual lease payment of $40,592 (US$38,100).  Subsequently, on December 9, 2009, upon receipt of TSX Venture Exchange approval, the Company issued 100,000 share purchase warrants to Range, with a fair value of $27,113 (US$25,695) and an exercise price of C$0.50 each, which will expire two years hence.  The fair value of these warrants was calculated using the Black-Scholes pricing model with the following assumptions:  exercise price of $0.50; expected life of two years; volatility of 86.84%; and a discount rate of 1.21% for the term; resulting in a fair value of $0.2711 per warrant.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

6.

MINERAL INTERESTS (continued)

h)

Association Agreement, Colombia

On December 2, 2009 (modified December 17, 2009), the Company executed an Association Agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia II Ltd. (“MAD II”); and the Colombian branch of MAD II.

Pursuant to the terms of the Association Agreement the Company issued ExpoGold 350,000 common shares as consideration for a first right of refusal to lease any of the 45 license applications, including the Pavo Real concession, controlled by ExpoGold.  The fair value of these common shares was $206,500.

The Company then executed a conditional letter of intent with Red Eagle Mining Corporation (“Red Eagle”) whereby Red Eagle may earn an interest in the Pavo Real concession.  The Pavo Real application is held by ExpoGold and within 30 days of the project application being granted as the Pavo Real concession, the Company and ExpoGold will enter into an option agreement (the “Pavo Real Option Agreement”) pursuant to the terms agreed in the Association Agreement.   Red Eagle may earn a 70% interest in the Pavo Real concession by funding US$4,000,000 in qualifying expenditures over a four year period, of which US$500,000 is an obligation, followed by either completing a positive feasibility study within the following eight years or by annually funding $1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 80%, can then be earned if Red Eagle elects to fund all costs associated with placing the project into production.  In addition, Red Eagle will assume what will be the Company’s obligations of the Pavo Real Option by making the cash payments and by issuing the Company one common share of Red Eagle for each common share of the Company issued to ExpoGold pursuant to the Pavo Real Option Agreement:

i.

US$20,000 plus 100,000 common shares of the Company upon execution of the Pavo Real Option Agreement;

ii.

US$20,000 plus 100,000 common shares of the Company within six months from the execution of the Pavo Real Option Agreement; and

iii.

US$50,000 plus 100,000 common shares of the Company at the first anniversary of the Pavo Real Option Agreement.

To maintain the option, payments and issuance of shares increase incrementally each subsequent anniversary year of the Pavo Real Option Agreement.

Red Eagle is a private company, incorporated in British Columbia, with its head office in Vancouver. The Chairman and CEO of Red Eagle is Ian Slater who is also a director of Miranda.  The Pavo Real Option Agreement is subject to regulatory approval and contingent upon ExpoGold being granted the Pavo Real mining concession and ExpoGold entering into the option agreement with Miranda.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Granted	Exercised	Expired / Forfeited	Balance, February 28, 2010
February 17, 2010	$ 0.71	973,750	-	-	(973,750)	-
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	(25,000)	400,000
March 28, 2012	$ 0.70	470,000	-	-	(75,000)	395,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,257,000	-	(55,000)	-	2,202,000
		5,425,750	-	(55,000)	(1,073,750)	4,297,000

Weighted average exercise price		$ 0.56	$ -	$ 0.35	$ (0.71)	$ 0.53

All but 564,250 of the outstanding options are exercisable at February 28, 2010.  Of the total outstanding and exercisable options, only 1,637,750 were “in the money” at February 28, 2010.

c)

Stock Based Compensation

During the six months ended February 28, 2010, the Company recorded $89,571 in stock based compensation expense recognized during the period, as the stock options granted in 2009 continue to vest (2009 - $352,289). The remaining fair value of the options granted in fiscal year 2009 of $85,261, less forfeitures if any, will be recognized as the options continue to vest in 2010.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Issued	Exercised	Expired	Balance, February 28, 2010
October 4, 2009	$ 1.50	4,713,500	-	-	(4,713,500)	-
January 23, 2010	$ 0.55	15,000	-	(15,000)	-	-
December 9, 2011	$ 0.50	-	100,000	-	-	100,000
		4,728,500	100,000	(15,000)	(4,713,500)	100,000

Weighted average exercise price		$ 1.50	$ 0.50	$ 0.55	$ 1.50	$ 0.50

On December 9, 2009, pursuant to a mining lease agreement with Range Minerals (see Note 6(g)), the Company issued 100,000 share purchase warrants with an exercise price of $0.50, expiring two years hence.  The $27,113 fair value of the 100,000 share purchase warrants issued in connection with the Ester Dome mineral property was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: the risk free interest rate was 1.21%, the expected life was two years, the expected volatility was 86.84% and the expected dividend was zero for a fair value per warrant of $0.2711.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2010 and February 28, 2009

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary, depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.  The cash equivalent component is $8,350,000 and is invested in term investment certificates and guaranteed investment certificates all guaranteed by their respective issuers.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the six months ended February 28, 2010 and 2009 the Company:

a)

paid $10,796 (2009 - $4,289) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet, regulatory filings, and office services;

b)

paid $48,300 (2009 - $48,300) to a company controlled by a common officer pursuant to a contract for professional fees; and

c)

included in wages and benefits are fees paid to independent directors of $12,661 (2009 - $10,969).

A director and officer of the Company holds a 10% interest in the BPV, CONO, Coal Canyon and Red Hill properties described in Note 6.

At February 28, 2010 an amount of $28,498 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (2009 - $10,147). These amounts were settled in the ordinary course of business shortly after the period end.

10.

SUBSEQUENT EVENT

Subsequent to February 28, 2010 the Company closed a private placement with aggregate gross proceeds of $3,696,220, of which $3,340,670 was recorded as share subscriptions at February 28, 2010, from the sale of 5,686,492 units (the ”Unit”) at a price of $0.65 per Unit.  Each Unit is comprised of one common share and one common share purchase warrant entitling the holder thereof to purchase one additional common share for a price of $1.00 until March 18, 2012.  The Company paid finder’s fees of $13,091 cash and 180,950 common shares upon close of the private placement.